UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)


                            Nexar Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   65332P106
              ----------------------------------------------------
                                 (CUSIP Number)


                             Todd J. Emmerman, Esq.
                            c/o Rosenman & Colin LLP
                               575 Madison Avenue
                               New York, NY 10022
                                  212-940-8873
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 30, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65332P106
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV, LLC
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2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds*


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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware
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                  7     Sole Voting Power
  Number of
   Shares               2,066,536 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,066,536 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,066,536 Shares
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.1%
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14    Type of Reporting Person*

      OO
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of Nexar Technologies, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 182 Turnpike Road, Westborough, Massachusetts 01581.

Item 2. Identity and Background

      (a)-(c)

      Clearwater Fund IV, LLC ("Clearwater LLC") is a Delaware limited liability company whose investment strategy is to make investments in domestic equity and debt securities. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida, 33756. The Managing Member of Clearwater LLC is Hans Frederic Heye. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is principally employed as the President of the Clearwater Funds, a series of private investment entities.

      (d) To the best knowledge of Clearwater LLC, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the best knowledge of Clearwater LLC, during the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Heye is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate amount of funds used to make the purchases reported herein was approximately $9,810,899.

      The source of all funds used to make the purchases reported herein was working capital.

Item 4. Purpose of Transaction.

      Clearwater LLC acquired the securities reported herein as being beneficially owned by Clearwater LLC for investment purposes. Depending upon market conditions and other factors that Clearwater LLC may deem material to its investment decisions, Clearwater LLC may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it owns or hereafter may acquire. Except as otherwise set forth herein, Clearwater LLC has no plans or proposals which relate to, or could result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(b)

      Clearwater LLC beneficially owns 2,066,536 shares of the Company's Common Stock (comprising approximately 22.1% of the outstanding Common Stock of the Company based on the number of shares outstanding as of November 11, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997). Clearwater LLC has the sole power to vote and dispose of all such shares.

      (c) Clearwater LLC, or its affiliates, acquired beneficial ownership of 2,044,036 of the shares of Common Stock reported herein in private transactions with the Company or Palomar Medical Technologies, Inc., the Company's majority shareholder, or through open market transactions between December 31, 1996 and December 31, 1997. Clearwater LLC purchased 21,600 shares of the Company's Common Stock on the open market on February 27, 1998 at a price per share of $4.2101. Clearwater LLC incurred an additional $0.04 per share commission in connection with such purchases. Clearwater LLC purchased 22,500 shares of the Company's Common Stock on the open market on January 30, 1998 at a price per share of $4.5153. Clearwater LLC incurred an additional $0.04 per share commission in connection with such purchases.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

      None.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998


                        CLEARWATER FUND IV, LLC


                        /s/    Hans Frederic Heye
                        ----------------------------------
                        By:    Hans Frederic Heye
                        Title: Managing Member


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